Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS UNDER ASSET MANAGEMENT AGREEMENTS

Reference is made to the announcement of the Company dated 22 December 2015 in relation to (i) the 2016-2018 Company Asset Management Agreement entered into between the Company and AMC, and (ii) the 2016-2018 CLIC Asset Management Agreement entered into between CLIC and AMC. Such agreements will expire on 31 December 2018. On 20 December 2018, the Board resolved that AMC shall enter into the 2019-2021 Company Asset Management Agreement and the 2019-2021 CLIC Asset Management Agreement with the Company and CLIC, respectively, whereby AMC shall continue to invest and manage assets respectively entrusted to it by the Company and CLIC. The Company and AMC will enter into the 2019-2021 Company Asset Management Agreement by 31 December 2018, and CLIC and AMC will enter into the 2019-2021 CLIC Asset Management Agreement by 31 December 2018.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. As such, the transactions under each of the 2019-2021 Company Asset Management Agreement and the 2019-2021 CLIC Asset Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2019-2021 Company Asset Management Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2019-2021 CLIC Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(A)	2019-2021 COMPANY ASSET MANAGEMENT AGREEMENT

Reference is made to the announcement of the Company dated 22 December 2015 in relation to the 2016-2018 Company Asset Management Agreement entered into between the Company and AMC. The 2016-2018 Company Asset Management Agreement will expire on 31 December 2018.

On 20 December 2018, the Board resolved that AMC and the Company shall enter into the 2019- 2021 Company Asset Management Agreement, whereby AMC shall continue to invest and manage assets entrusted to it by the Company. The Company and AMC will enter into the 2019-2021 Company Asset Management Agreement by 31 December 2018.

PRINCIPAL TERMS OF THE 2019-2021 COMPANY ASSET MANAGEMENT AGREEMENT

Parties

The Company

AMC

Scope of services

Pursuant to the 2019-2021 Company Asset Management Agreement, AMC will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations, regulatory requirements and the investment guidelines of the Company. The Company will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. The Company may add to or withdraw from the assets managed by AMC pursuant to the 2019-2021 Company Asset Management Agreement. The Company will have the right to establish, amend and change the investment guidelines (relating to the investment scope, investment restrictions, investment strategy, risk tolerance, performance appraisal method and investment return target, etc.). The Company will also have the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing assets entrusted to it by the Company under the 2019-2021 Company Asset Management Agreement, the Company will pay service fees to AMC, which consists of a fixed service fee and a variable service fee. The fixed service fee is payable on a quarterly basis and is calculated according to the net asset value of the assets under management and a fixed management fee rate of 0.05% per annum. The variable service fee is payable on an annual basis and is determined after an appraisal has been conducted by the Company with respect to the assets under management and the relevant services provided by AMC each year. The variable service fee is calculated on the basis of 20% of the fixed service fee per annum, by multiplying a payment ratio determined by the Company based on the results of its annual appraisal of AMC. The management fee rate for directive operation investments or special projects shall be separately negotiated by the parties and specified in the investment guidelines.

The service fees under the 2019-2021 Company Asset Management Agreement were determined by the Company and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to the Company in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC.

Term

The 2019-2021 Company Asset Management Agreement is for a term of three years effective from 1 January 2019 and expiring on 31 December 2021.

ANNUAL CAPS

Historical figures

The service fees paid by the Company to AMC for the two years ended 31 December 2017 and the nine months ended 30 September 2018 were as follows:

Period	Amount of Service Fees Paid
(RMB in million)
Year ended 31 December 2016	1,081
Year ended 31 December 2017	1,154
Nine months ended 30 September 2018	1,004

Annual caps

The annual cap in respect of the service fees to be paid by the Company to AMC for each of the three years ending 31 December 2021 is RMB2,000 million.

In determining the above annual cap, the parties have taken into account the historical figures, the business growth of the Company, the increase in the scale of investment assets, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

(B)	2019-2021 CLIC ASSET MANAGEMENT AGREEMENT

Reference is made to the announcement of the Company dated 22 December 2015 in relation to the 2016-2018 CLIC Asset Management Agreement entered into between CLIC and AMC. The 2016- 2018 CLIC Asset Management Agreement will expire on 31 December 2018.

On 20 December 2018, the Board resolved that AMC and CLIC shall enter into the 2019-2021 CLIC Asset Management Agreement, whereby AMC shall continue to invest and manage assets entrusted to it by CLIC. CLIC and AMC will enter into the 2019-2021 CLIC Asset Management Agreement by 31 December 2018.

PRINCIPAL TERMS OF THE 2019-2021 CLIC ASSET MANAGEMENT AGREEMENT

Parties

CLIC

AMC

Scope of services

Pursuant to the 2019-2021 CLIC Asset Management Agreement, AMC will invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the 2019-2021 CLIC Asset Management Agreement. CLIC will have the right to establish, amend and change the investment guidelines (relating to the investment purpose, investment scope, strategic investment allocation, forecast of cash inflow and outflow, liquidity requirement and risk control requirement). CLIC will also have the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the 2019-2021 CLIC Asset Management Agreement, CLIC will pay AMC a base service fee for asset management at the rate of 0.05% per annum. Such service fee is calculated on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, the principals and interests of debt investment plans, equity investment plans, project asset-backed plans and customized non-standard products) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. CLIC shall pay the service fee to AMC on a quarterly basis.

After the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the base service fee for asset management by reference to the actual and targeted investment returns. The adjustment amount shall be payable by CLIC to AMC in the next fiscal year (if upward adjustment) or deducted from the service fee payable by CLIC to AMC in the next fiscal year (if downward adjustment).

The service fees under the 2019-2021 CLIC Asset Management Agreement were determined by CLIC and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to CLIC in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC.

Term

The 2019-2021 CLIC Asset Management Agreement will become effective upon signing by the parties and their respective legal representatives or authorized representatives and affixing of company seal of both parties, and expire on 31 December 2021. The entrustment term stipulated in the 2019-2021 CLIC Asset Management Agreement is from 1 January 2019 to 31 December 2021.

ANNUAL CAPS

Historical figures

The service fees paid by the CLIC to AMC for the two years ended 31 December 2017 and the nine months ended 30 September 2018 were as follows:

Period	Amount of Service Fees Paid
(RMB in million)
Year ended 31 December 2016	124
Year ended 31 December 2017	107
Nine months ended 30 September 2018	74

Annual caps

The annual caps in respect of the service fees to be paid by CLIC to AMC for the three years ending 31 December 2021 are RMB320 million, RMB310 million and RMB300 million, respectively.

In determining the above annual caps, the parties have taken into account the historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

(A)	2019-2021 COMPANY ASSET MANAGEMENT AGREEMENT

AMC is an investment and management institution for the application of insurance funds within the China Life system. The entrustment by the Company of its assets to AMC for investment and management will facilitate the Company to leverage the business advantages of AMC, promote the development of its investment business, and bring better investment returns to its shareholders. Such entrustment arrangement will also help consolidate investment resources within the China Life system, thus further enhancing the brand value of the Company.

(B)	2019-2021 CLIC ASSET MANAGEMENT AGREEMENT

The entrustment by CLIC of its assets to AMC for investment and management will diversify the investor portfolio of AMC, and increase the scale of assets under management by AMC, which will in turn increase the management fee income of AMC.

The Directors, including the independent non-executive Directors, are of the view that the continuing connected transactions under each of the 2019-2021 Company Asset Management Agreement and the 2019-2021 CLIC Asset Management Agreement have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for each of the continuing connected transactions under the above agreements are fair and reasonable.

Mr. Wang Bin, Mr. Su Hengxuan, Mr. Xu Haifeng, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun hold positions in CLIC and/or AMC and have abstained from voting on the Board resolutions passed to approve the 2019-2021 Company Asset Management Agreement and the 2019-2021 CLIC Asset Management Agreement, and the transactions contemplated thereunder.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. As such, the transactions under each of the 2019-2021 Company Asset Management Agreement and the 2019-2021 CLIC Asset Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2019-2021 Company Asset Management Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2019-2021 CLIC Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

AMC was established in November 2003, with a registered capital of RMB4,000 million. The scope of business of AMC mainly includes the management of insurance funds and the provision of consultation services relating to insurance fund management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2016-2018 CLIC Asset Management Agreement”	the asset management agreement entered into between CLIC and AMC on 30 December 2015

“2016-2018 Company Asset Management Agreement”	the asset management agreement entered into between the Company and AMC on 29 December 2015

“2019-2021 CLIC Asset Management Agreement”	the asset management agreement proposed to be entered into between CLIC and AMC, whereby AMC will continue to invest and manage assets entrusted to it by CLIC

“2019-2021 Company Asset Management Agreement”	the asset management agreement proposed to be entered into between the Company and AMC, whereby AMC will continue to invest and manage assets entrusted to it by the Company

“AMC”	中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 December 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie